Exhibit 4.6

Resolutions adopted by the Board of Directors of ILOG S.A.
on September 22, 1999 relating to the grants of warrants

Granting of warrants to non executive Directors

Following the authorization granted to the Board by the September 21, 99 Extraordinary general meeting of shareholders, the Chairman proposed the Board to issue 4 000 free warrants to subscribe 4 000 shares in the Company each to Messrs Jean-François Abramatic, Pascal Brandys, Philippe Claude, Marc Fourrier and Fredric Harmon, each warrant giving right to subscribe one share.

After deliberation, the Board, Messrs. Abramatic, Brandys, Claude, Fourrier and Harmon abstaining,

resolved to issue 4 000 free warrants to subscribe a 4 000 shares in the Company each to Messrs Jean-François Abramatic, Pascal Brandys, Philippe Claude, Marc Fourrier and Fredric Harmon at the price of 7.55 Euros or 49.52 French francs per share, being the closing price on the Nouveau Marché of the Company’s shares on September 21, 1999, each warrant giving right to subscribe one share;

resolved that the warrants shall be exercised, in whole or in part, within a 5 years, the grant date being September 22, 1999.

When all the warrants will be exercised, the dilution effect which will result from the issuance of the 20,000 shares mentioned above will be: a shareholder who holds 1% of the current share capital of the Company will have his portion of the company’s capital changed to 0.998583% , i.e. a decrease of 0.001417%. Such shareholder’s portion corresponding to 1% of the equity capital, which was FF 0.241522 per share at June 30, 1999, would change to FF 0.241881 per share.